# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kite Realty Group Trust, CIK 0001286043
CUSIP: 49803T300
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 30 S. Meridian Street, Suite 1100, Indianapolis, Indiana (IN), 46204
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001284812

## Reporting persons
- COHEN & STEERS, INC.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 19,995,699; shared voting power 0; sole dispositive power 21,038,509; shared dispositive power 0; aggregate amount beneficially owned 21,038,509 (9.57% of the class)
- Cohen & Steers Capital Management, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 19,911,415; shared voting power 0; sole dispositive power 20,827,935; shared dispositive power 0; aggregate amount beneficially owned 20,827,935 (9.48% of the class)
- Cohen & Steers UK Ltd: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 62,659; shared voting power 0; sole dispositive power 188,949; shared dispositive power 0; aggregate amount beneficially owned 188,949 (0.09% of the class)
- Cohen & Steers Asia Limited: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cohen & Steers Ireland Limited: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: Ireland (L2); does not affirm membership in a group (box b); sole voting power 21,625; shared voting power 0; sole dispositive power 21,625; shared dispositive power 0; aggregate amount beneficially owned 21,625 (0.01% of the class)

## Item 1. Issuer
Name of issuer: Kite Realty Group Trust
Address of issuer's principal executive offices: 30 S. Meridian Street, Suite 1100, Indianapolis, Indiana, 46204

## Item 2. Person Filing
Name of person filing:
Cohen & Steers, Inc.
Cohen & Steers Capital Management, Inc.
Cohen & Steers UK Ltd
Cohen & Steers Asia Ltd
Cohen & Steers Ireland Ltd
Address of principal business office or, if none, residence:
The principal address for Cohen & Steers, Inc.
and Cohen & Steers Capital Management, Inc. is:
1166 Avenue of the Americas, 30th Floor
New York, NY 10036

The principal address for Cohen & Steers UK Ltd. is:
The Burlian, 2nd floor,
3 Dering Street, London W1S 1AA
United Kingdom

The principal address for Cohen & Steers Asia Ltd. is:
3301B, 33rd Floor, The Henderson
2 Murray Road
Central, Hong Kong

The principal address for Cohen & Steers Ireland Ltd. is:
Suite G01
81 Merrion Square South
Dublin 2
D02 NR12
Ireland
Citizenship:
Cohen & Steers, Inc: Delaware corporation
Cohen & Steers Capital Management, Inc: New York corporation
Cohen & Steers UK Ltd: United Kingdom Private Limited Company
Cohen & Steers Asia Ltd: Asia Private Limited Company
Cohen & Steers Ireland Ltd: Ireland Private Limited Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), investment adviser (IA), parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail: Corporation

## Item 4. Ownership
Amount beneficially owned: See row 9 on cover sheet
Percent of class: See row 11 on cover sheet
Sole power to vote or to direct the vote: See row 5 on cover sheet
Shared power to vote or to direct the vote: See row 6 on cover sheet
Sole power to dispose or to direct the disposition: See row 7 on cover sheet
Shared power to dispose or to direct the disposition: See row 8 on cover sheet

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Each of Cohen & Steers Capital Management, Inc., Cohen & Steers UK Ltd., Cohen & Steers Asia Ltd. and Cohen & Steers Ireland Ltd. holds the securities of the Issuer to which this statement relates for the benefit of their respective account holders. Such account holders have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer that are held on their behalf.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Cohen & Steers, Inc. holds a 100% interest in Cohen & Steers Capital Management, Inc., Cohen & Steers UK Ltd., Cohen & Steers Asia Ltd. (investment advisors registered under Section 203 of the Investment Advisers Act) and Cohen & Steers Ireland Ltd. (a non-US institution).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Corporation is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- COHEN & STEERS, INC.: /s/ Nargis Hilal, Nargis Hilal, SVP, Global Chief Compliance Officer & Associate General Counsel (08/14/2025)
- Cohen & Steers Capital Management, Inc.: /s/ Nargis Hilal, Nargis Hilal, SVP, Global Chief Compliance Officer & Associate General Counsel (08/14/2025)
- Cohen & Steers UK Ltd: /s/ Natalie Okorie, Natalie Okorie, VP, Compliance Officer (08/14/2025)
- Cohen & Steers Asia Limited: /s/ Catherine Cheng, Catherine Cheng, VP, Compliance Officer (08/14/2025)
- Cohen & Steers Ireland Limited: /s/ Alan Cooper, Alan Cooper, VP, Compliance Officer (08/14/2025)